Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:

     CIBC announces fourth quarter 2002 results

     TORONTO, Nov. 27 /CNW/ — CIBC announced a fourth quarter loss of $100 million, or $(0.40) per share, diluted, compared with $193 million, or $0.41 per share, diluted, the previous quarter and $242 million, or $0.56 per share, diluted, during the same period a year ago. Fourth quarter results included a number of unusual events: an after-tax restructuring charge of $232 million to exit the U.S. electronic banking operations; an additional after-tax charge of $91 million relating to restructuring initiatives in other businesses; and write-downs in certain portfolios to reflect impairments of $248 million after-tax. The fourth quarter results also included an after-tax gain of $190 million related to the combination of CIBC’s Caribbean retail, corporate and international banking operations with those of Barclays Bank PLC.

     Earnings for the 12 months ended October 31, 2002, were $653 million, or $1.35 per share, diluted, compared to $1,686 million, or $4.13 per share, diluted, in 2001.

     “Clearly, our fourth quarter and full-year results are below our expectations and do not reflect CIBC’s real earnings potential. However, we are buoyed by the strong performance of many of our businesses, particularly our Canadian retail, wealth management and investment banking operations,” said John S. Hunkin, Chairman and Chief Executive Officer. “The continued strength of these businesses, combined with the actions we took during the year to reduce costs and earnings volatility, leaves us well-positioned heading into 2003.”

     During the quarter, CIBC’s retail operations again contributed high returns on equity, with cards, mortgages and deposits continuing their strong year-over-year growth pace. The integration of businesses acquired as part of CIBC Wealth Management’s expansion strategy progressed on schedule. In Canada, CIBC’s investment banking operations delivered strong results. Within Amicus, CIBC continued to be pleased with the pace of development of its Canadian electronic banking operations under the President’s Choice Financial brand.

     “Overall, our performance in the fourth quarter continued to be affected by a very challenging economic environment in North America,” added Hunkin. “In particular, continued weak capital market activity, declining new origination activity in the U.S., and fewer opportunities for merchant banking asset sales led to earnings erosion in our wholesale business.”

     CIBC announced a series of actions during the quarter to address the ongoing market challenges, including:

–	Making the decision to close its U.S. electronic banking operations;

–	Further downsizing its U.S. corporate and investment banking operations;

–	Taking additional write-downs in the merchant banking portfolio and its collateralized debt obligation and high-yield debt portfolios;

–	Initiating network optimization and efficiency measures in CIBC Retail Markets.

     “These actions, combined with the initiatives we announced in the second quarter to lower capital allocated to our large corporate loan book and decrease the size of our merchant banking portfolio, will help reduce CIBC’s future earnings volatility and risk profile,” said Hunkin. “Heading into 2003, we will be diligent in managing costs; prudent in allocating capital; and, disciplined in pursuing growth — our focus will be on our high return CIBC Retail Markets and CIBC Wealth Management businesses. Through these steps, we are committed to gradually returning our performance to levels that we, and our shareholders, have come to expect.”

2002 Fourth Quarter Highlights

CIBC Retail Markets

–	Continuing to build market share in mortgages: Market share in residential mortgages increased to 14.1%, up from 13.8% the previous quarter.

–	Strong contribution by cards: Market share of card purchase volumes remained strong at 31.7%, while market share of card balances outstanding was 21.5%, both a strong No. 1 position in Canada.

–	Building personal loan balances: Personal loan balances administered for mortgages, loans and cards showed a positive trend, growing to more than $111 billion at quarter end.

–	Deposits continue positive trend: Personal transaction deposits grew 1.6% from the previous quarter and 18.5% from the previous year, led primarily by the ongoing success and customer acceptance of The Waive and CIBC Premium Growth Account.

–	Investment in training and education: As part of an ongoing initiative to upgrade skills and provide development opportunities within our Canadian retail operations, E-learning was launched during the quarter, allowing employees to take courses online from home or work.

–	Making banking more accessible: CIBC Audio Access ABM service was introduced during the quarter as part of plans for improving access to and upgrading CIBC’s extensive network of ABMs across Canada. Audio Access ABMs allow customers with visual impairments and the elderly to plug personal headphones into an audio jack and follow instructions in English or French for completing any ABM transaction using the number keypad.

–	Combining operations in the Caribbean: CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations in October. The combined operation — FirstCaribbean International Bank™ — now has one of the largest capital bases of any Caribbean bank, giving it the resources necessary to invest in the region and better serve its customers. CIBC retains an approximate 44% equity interest in FirstCaribbean International Bank™.

CIBC Wealth Management

–	Imperial Service, the branch-based advisory offer for affluent customers, has more than 850 financial advisers licensed to advise on, and sell, a full suite of non-proprietary and proprietary investment products, in addition to delivering day-to-day credit, protection and banking solutions to clients.

–	Fee-based investment management programs continued to have positive net sales in the quarter. CIBC Personal Portfolio Services, the discretionary investment management product, recorded $39 million in net sales, maintaining a leadership position in the Canadian mutual fund wrap market for assets under management. CIBC’s All-In-One Fund Solution, CIBC Managed Portfolio Service, which was launched earlier this year, grew 17% to $411 million in assets under management this quarter. Investment Consulting Services, CIBC’s separately managed wrap program distributed through CIBC Wood Gundy, generated $167 million in net sales and maintained its leadership position in the separately managed wrap market at $3.6 billion in assets under management — this represents a 35% market share.

–	CIBC led all Canadian banks in mutual fund net sales for the fourth quarter. CIBC was the only Canadian bank to experience positive net sales in mutual funds during the quarter.

–	In support of CIBC’s focus to offer clients a broad selection of investment solutions, several new products were introduced this quarter, including the CIBC Escalating Rate GIC and the US$ Managed

Portfolios.

     CIBC World Markets

–	The continuing strength of the Canadian business was evident during the quarter. The National Post ranked CIBC World Markets as the No. 1 M&A franchise in Canada in 2002 both in terms of number and value of deals. CIBC World Markets maintained its year-to-date No. 1 industry ranking with respect to equity financings completed in Canada. Also during the quarter, CIBC World Markets’ research was ranked No. 1 by Canadian fixed income clients for 2002, according to a report released by an independent industry group.

–	CIBC World Markets participated in a number of significant transactions during the quarter, including:

–	Acting as financial advisor to AT&T Corp. in a transaction involving the sale of a controlling interest in AT&T Canada.

–	Providing advisory services and arranging of equity for the financing of passenger rail cars for Southeastern Pennsylvania Transportation Authority.

–	Arranging and underwriting (euro) 600 million of a total (euro) 1,200 million in senior and mezzanine facilities, with respect to Paribas Affaires Industrielles’ acquisition of Holdelis SA (“Elis”). The mezzanine financing was the largest ever provided in a European LBO ((euro) 290 MM). Elis is the European leader in textile rental, hygiene and well-being services.

–	As part of a continuing focus to decrease costs in light of the external market conditions, CIBC World Markets reduced staffing levels by approximately 250 positions during the quarter. The reductions occurred primarily in the U.S. and are the result of continued low levels of business activity, particularly in investment banking. In addition, selective reductions were made in Asian, European and commercial banking businesses. The steps to rightsize and refocus the U.S. operations, combined with the strong performance of many business groups during the year, leave CIBC’s U.S. franchise well-positioned for a market recovery.

     Amicus

     During the quarter, CIBC decided that it would close its U.S. electronic banking operations and focus on further developing its electronic banking operations in Canada, through its co-venture with Loblaw Companies Limited. The Canadian operations, under the President’s Choice Financial brand, continued to show strong growth in all areas, including:

–	Growth in customers: Quarter-over-quarter the number of President’s Choice Financial customers grew by 8.2%. At year-end, the total number of customers was 1.05 million, up 40% from fiscal 2001.

–	Growth in funds managed: Funds managed also showed strong growth, increasing 8.4% from the previous quarter. At year-end, total funds managed grew to $7.0 billion, up 58% from fiscal 2001.

–	Number of pavilions: The number of pavilions operating across Canada increased to 212 by year end.

     Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice- President of Investor Relations, at (416) 980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Corporate Communications and Public Affairs, at (416) 956-3330, or to Emily Pang, Senior Director of Investor and Financial Communications, at (416) 980-3512.

     (The Board of Directors of CIBC reviewed this press release prior to it being issued. Information contained in or accessible through www.cibc.com, as mentioned in this release, does not form part of the release. Reference to www.cibc.com in this release is an inactive text reference and for the reader’s informational reference only.)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2003 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward- looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a US exchange; political conditions and developments; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the impact of the events of September 11, 2001; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce- based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

MANAGEMENT’S DISCUSSION AND ANALYSIS — CONSOLIDATED OVERVIEW

     Earnings

     CIBC’s reported loss was $100 million for the quarter, down from reported earnings of $242 million for the fourth quarter of 2001 and reported earnings of $193 million for the prior quarter. The decrease in reported earnings from the same quarter in 2001 was primarily due to restructuring charges in the U.S. electronic banking operations and other businesses, and lower revenue from the CIBC World Markets business line. This was partially offset by lower revenue-related compensation and the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, to form FirstCaribbean International Bank™, now reflected as an equity investment. The decrease in reported earnings from the prior quarter was mainly due to the reasons noted above.

     CIBC’s reported earnings for the year ended October 31, 2002 were $653 million, down $1,033 million from 2001 primarily due to the reasons noted

above, as well as a higher provision for credit losses.

     Reported earnings per share (EPS), diluted, and reported return on equity (ROE) were $(0.40) and (6.0)%, respectively, for the quarter, compared with $0.56 and 8.5% in the fourth quarter of 2001 and $0.41 and 6.2% in the prior quarter. Reported EPS, diluted, and reported ROE for the year were $1.35 and 5.1%, respectively, compared with $4.13 and 16.1% for 2001.

		For the three months ended			For the years ended

		2002	2002	2001	2002	2001
Unaudited, $ millions		Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported (loss) earnings		$(100)	$193	$242	$653	$1,686
Less:
	Gain on sales of corporate assets(1)	190	10	—	200	65
	Restructuring charge(2)	(323)	—	(123)	(323)	(123)
	Merrill Lynch acquisition-related costs(3)	(13)	(27)	—	(112)	—
	Events of September 11, 2001(4)	(7)	(12)	(4)	(19)	(4)
	Adjustment to future income tax assets(5)	52	—	—	52	(66)
	Bulk sale of U.S corporate loans(6)	—	—	(94)	—	(94)
	Restructured ownership of certain U.S.-based loans and leases(7)	—	—	142	—	142
	Specific provision for credit losses(6)	—	—	(28)	—	(28)
	Goodwill amortization(8)	—	—	(12)	—	(46)
	Other items(9)	—	—	(4)	—	(4)

Adjusted earnings(10)		1	222	365	855	1,844

Less:
	Net impact of Amicus(11)	(51)	(54)	(68)	(236)	(245)

Operating earnings(10)		$52	$276	$433	$1,091	$2,089

EPS(12)	- diluted, reported	$(0.40)	$0.41	$0.56	$1.35	$4.13
	- diluted, adjusted	$(0.12)	$0.49	$0.89	$1.91	$4.54
	- diluted, operating	$0.02	$0.64	$1.08	$2.56	$5.19

ROE	- reported	(6.0)%	6.2%	8.5%	5.1%	16.1%
	- adjusted	(1.8)%	7.4%	13.5%	7.3%	17.7%
	- operating	0.3%	9.6%	16.3%	9.7%	20.2%

Please refer to the accompanying footnotes.

Footnotes

(1)	During the fourth quarter of 2002, CIBC and Barclays Bank PLC completed the combination of their Caribbean retail, corporate and international banking operations. As a result of this combination, CIBC recognized an after-tax gain of $190 million (pre-tax $190 million). During the third quarter of 2002, a $10 million after-tax gain (pre-tax $13 million) was recognized relating to the sale of CIBC’s investment in Life of Barbados Limited. During the third quarter of 2001, a $22 million after-tax gain (pre-tax $22 million) was recognized on the sale of two of CIBC’s offshore banking subsidiaries, CIBC Fund Managers (Guernsey) Limited and CIBC Bank and Trust Company (Channel Islands) Limited. During the second quarter of 2001, a $43 million after-tax gain (pre-tax $58 million) was recognized relating to the sale of the Merchant Card Services business, for a total gain from sales of corporate assets of $65 million (pre-tax $80 million) for 2001.

(2)	During the fourth quarter of 2002, CIBC recorded an after-tax restructuring charge of $323 million (pre-tax $514 million). This amount includes $232 million (pre-tax $366 million) relating to closing the U.S. electronic banking operations. During the fourth quarter of 2001, CIBC recorded an after-tax restructuring charge of $123 million (pre-tax $207 million).

(3)	During the fourth and third quarters of 2002, CIBC incurred after- tax costs of $13 million (pre-tax $21 million) and $27 million (pre- tax $44 million), respectively, relating to the acquisition of Merrill Lynch Canada Inc.’s Private Client & Securities Services businesses, bringing the total after-tax cost for the year to $112 million (pre-tax $183 million). These costs also include additional compensation to certain investment advisers within CIBC Wood Gundy.

(4)	During the fourth and third quarters of 2002, net after-tax expenses of $7 million (pre-tax $12 million) and $12 million (pre-tax $20 million), respectively, were recognized relating to losses and incremental expenses incurred for certain of CIBC’s New York operations located at One World Financial Center, in close proximity to the World Trade Center. In the fourth quarter of 2001, CIBC recognized an after-tax expense of $4 million (pre-tax $7 million), in respect of such losses and incremental expenses.

(5)	During the fourth quarter of 2002, CIBC recorded $52 million in recognition of certain United Kingdom tax losses related to prior years. In June 2002, the Ontario Government proposed that tax rate reductions previously announced by it be delayed by one year. This measure was substantively enacted in 2002. During the third quarter of 2001, it was determined that the provincial income tax rate decreases proposed in the May 9, 2001 Ontario Budget and the July 30, 2001 British Columbia Budget Update were substantively enacted. As a result, CIBC recognized a $21 million charge to income tax expense in that quarter, thereby reducing its future income tax assets, in recognition of the fact that temporary differences will reverse when the rates are lower. An adjustment of $45 million was recognized in the first quarter of 2001, resulting from the federal income tax rate decreases proposed in the October 18, 2000 federal government Economic Statement and Budget Update.

(6)	In the fourth quarter of 2001, CIBC completed a sale of $848 million of non-investment grade loans and $195 million of undrawn credit commitments. CIBC recorded an after-tax specific provision for credit losses of $28 million (pre-tax $48 million) related to the loans and incurred an after-tax loss on the sale of $94 million (pre-tax $162 million).

(7)	During the fourth quarter of 2001, CIBC restructured ownership of certain U.S.-based loans and leases, resulting in a net reduction of income tax expense of $142 million.

(8)	On November 1, 2001, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) handbook section 3062, “Goodwill and Other Intangible Assets,” which require that amortization of goodwill, including that relating to equity accounted investments, cease after October 31, 2001. Accordingly, adjusted earnings for 2001 include adding back amortization of goodwill to present 2001 results on a basis comparable to the current period.

(9)	In the fourth quarter of 2001, CIBC incurred after-tax costs of $4 million (pre-tax $8 million) related to the restructured ownership of certain U.S.-based loans and leases.

(10)	Operating earnings exclude items that, in management’s opinion, are either unusual in nature, or that relate to substantial strategic investments, thereby allowing for the analysis of business trends and the performance of CIBC’s business lines. Adjusted earnings exclude only unusual items. The words “operating earnings” and “adjusted earnings” do not have standardized meanings under generally accepted accounting principles and consequently, may not be comparable to similar measures presented by other companies. For further details on how CIBC measures and reports the operating results of its business lines, refer to the “Operating performance measurements” section in this report.

(11)	During the first quarter of 2002, certain business activities were moved from CIBC Retail Markets (formerly Retail Products and Retail Markets) to Amicus. Comparative information has been restated.

(12)	During the first quarter of 2002, CIBC retroactively adopted the CICA handbook section 3500, “Earnings Per Share.” Prior period EPS figures have been restated.

     Revenue

     CIBC’s reported revenue for the quarter was $2,522 million on a taxable equivalent basis (TEB), down $177 million from the fourth quarter of 2001 and down $40 million from the prior quarter. Reported revenue for the year was $11,152 million, down $154 million from 2001.

     The decrease in revenue from the fourth quarter of 2001 was mainly due to lower trading and origination revenue, lower net merchant banking revenue and write-downs related to collateralized debt obligation and high-yield portfolios, all as a result of continued weak markets. This decrease was partially offset by the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC. Revenue in the quarter also benefited from increased net interest income related to increased volumes in credit products and in customer deposits, as well as revenue related to acquired businesses.

     Revenue for the year decreased from 2001 primarily due to the reasons noted above.

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported revenue (TEB)	$2,522	$2,562	$2,699	$11,152	$11,306
Less:
Gain on sales of corporate assets	190	13	—	203	80
Bulk sale of U.S corporate loans	—	—	(162)	—	(162)
Amicus(1)	71	62	39	230	148
Goodwill amortization – equity accounted investments	—	—	(6)	—	(22)

Operating revenue (TEB)	$2,261	$2,487	$2,828	$10,719	$11,262

(1)	Comparative figures have been restated to conform with the presentation used in the first quarter of 2002.

     Non-interest expenses

     CIBC’s reported non-interest expenses for the quarter were $2,673 million, up $390 million from the fourth quarter of 2001 and up $691 million from the prior quarter. Reported non-interest expenses for the year were $9,129 million, up $903 million from 2001.

     The increase in non-interest expenses from the fourth quarter of 2001 was primarily due to a higher restructuring charge and the ongoing expenses related to acquired businesses, partially offset by lower revenue-related compensation. Non-interest expenses increased from the prior quarter due to the restructuring charge and higher revenue-related expenses as the prior quarter included a year-to-date downward adjustment to variable compensation due to lower revenue and continuing weaker market conditions.

     Non-interest expenses for the year were up from 2001 mainly due to the ongoing expenses related to the acquired businesses, as well as acquisition-related costs and a higher restructuring charge, partially offset by lower revenue-related compensation.

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported non-interest expenses	$2,673	$1,982	$2,283	$9,129	$8,226
Less:
Restructuring charge	514	—	207	514	207
Merrill Lynch acquisition-related costs	21	44	—	183	—
Events of September 11, 2001	12	20	7	32	7
Amicus(1)	150	147	143	585	535
Goodwill amortization	—	—	6	—	24
Other items	—	—	8	—	8

Operating non-interest expenses	$1,976	$1,771	$1,912	$7,815	$7,445

(1)	Comparative figures have been restated to conform with the presentation used in the first quarter of 2002.

     Restructuring

     In 2002, CIBC recorded a restructuring charge of $366 million relating to closing its U.S. electronic banking operations and an additional $142 million relating to restructuring initiatives in other businesses. These initiatives in total are expected to result in the elimination of approximately 2,700 positions.

     The charge relating to closing the U.S. electronic banking operations, subject to regulatory approval, consisted of contract termination costs, termination benefits and other related charges, including the write-down of assets. The initiative is expected to be substantially complete by the end of the first quarter of 2003.

     CIBC World Markets has reduced staff levels, primarily in the U.S., as a result of the continued low level of business activity in capital markets and investment banking. In addition, selective reductions will be made in Asian, European and commercial banking businesses.

     CIBC Retail Markets will reduce staff levels, reconfigure its branch network and close bizSmart.

     Operations and systems development support for CIBC World Markets, CIBC Wealth Management and CIBC Retail Markets businesses will rationalize to align their cost structures with current market conditions.

     In 2001, a CIBC-wide cost-reduction program was initiated in response to changing economic conditions. Significant actions taken in 2002 under the program included consolidation of branches, rationalization of business support functions, realignment of workforce, reorganization of certain operations, and termination of certain leases. This program was substantially completed in 2002 and the original estimate was revised by a net increase of $6 million.

     Events of September 11, 2001

     CIBC’s New York operations located at One World Financial Center (WFC), in close proximity to the World Trade Center, were directly affected by the events of September 11, 2001. These events caused the temporary relocation of employees from WFC to CIBC’s other major premises in midtown Manhattan, as well as to temporary locations in the vicinity.

     During the quarter, CIBC recorded net expenses related to the events of September 11, 2001 of $12 million. CIBC is still in discussions with its insurance carrier as to the ultimate settlement amount. Management is still in the process of evaluating various scenarios concerning its premises in New York. The full financial impact of these decisions, including related insurance recoveries, was not determinable at the time of preparation of the consolidated financial statements.

     Taxes

     CIBC’s reported income tax recovery for the quarter was $378 million, up $71 million from the fourth quarter of 2001. This is primarily due to increased losses in 2002 in CIBC’s U.S. operations, no tax being provided on the gain resulting from the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, and the recognition of a future tax asset in respect of certain United Kingdom tax losses relating to prior years. The tax recovery for the fourth quarter of 2001 also benefited from a restructuring of the ownership of certain

U.S.-based loans and leases. The tax recovery in the fourth quarter of 2002 compares with an income tax expense of $54 million in the prior quarter.

     The income tax recovery for the year was $279 million, compared with an income tax expense of $92 million in 2001. This tax expense reduction of $371 million was primarily due to the reasons noted above.

     CIBC has not provided for a valuation allowance related to future income tax assets. Included in the tax loss carryforwards amount is $447 million relating to losses in the U.S. operations in 2002 which expire in 20 years. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., CIBC will have 20 years from the date such temporary differences become tax losses to utilize them before they would begin to expire under current tax law. CIBC believes that, based on all available evidence, it is more likely than not that all of the future tax assets will be realized prior to their expiration. In this regard, CIBC has initiated various expense management initiatives, refocused its business activities and committed to provide additional capital which will generate additional income.

     Critical accounting policies

     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. A summary of significant accounting policies is presented in Note 1 to the 2001 consolidated financial statements and a summary of changes to these policies is included in the notes to CIBC’s third quarter 2002 interim consolidated financial statements. There were no changes in accounting policies in the fourth quarter of 2002.

     These critical accounting policies require management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on CIBC’s financial results and financial condition. Management has established control procedures that are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled, and occur in an appropriate and systematic manner.

     Critical accounting policies that require management’s judgments and estimates include those relating to valuation of financial instruments, the allowance for credit losses, securitizations, valuation of goodwill and other intangible assets, pension and other post-retirement obligations and income taxes (including future income tax assets).

MANAGEMENT’S DISCUSSION AND ANALYSIS — SEGMENTED

     During the fourth quarter of 2002, CIBC merged the businesses within Retail Products and Retail Markets into a new business line, CIBC Retail Markets; and Technology and Operations became a part of Corporate and Other. Prior period segmented financial information was restated to reflect these changes. As a result, CIBC now has four business lines, which are CIBC Retail Markets; CIBC Wealth Management; CIBC World Markets, and Amicus. In addition, CIBC Retail Markets and CIBC Wealth Management together comprise CIBC Retail & Wealth operations. CIBC’s business lines are supported by four functional groups — Treasury, Balance Sheet and Risk Management; Administration; Technology and Operations; and Corporate Development. Activities of these functional groups on behalf of CIBC as a whole are included in Corporate and Other with the revenue and expenses allocated to the business lines as appropriate.

     Operating performance measurements

     As described in the 2001 Annual Report, CIBC measures and reports the results of operations of its business lines using the Manufacturer/Customer Segment/Distributor Management Model.

     The principal measurements used by CIBC to assess business line performance include: operating earnings, ROE, which is based on risk-adjusted (economic) capital, and economic profit. These measures assist CIBC in achieving its objectives of controlled growth and returns commensurate with the risk taken. For a detailed discussion of how CIBC reports, please refer to page 25 of the 2001 Annual Report.

     Management uses operating earnings and adjusted earnings to review and analyse the performance of its business lines. Operating earnings exclude items that, in management’s opinion, are either unusual in nature, or that relate to substantial strategic investments, thereby allowing for the analysis of business trends. Adjusted earnings exclude only unusual items. The words “operating earnings” and “adjusted earnings” do not have standardized meanings under generally accepted accounting principles and consequently, may not be comparable to similar measures presented by other companies.

     CIBC Retail & Wealth

     CIBC Retail & Wealth is the focus of CIBC’s overall strategy of concentrating resources and increasing capital to the retail operations and is comprised of CIBC Retail Markets and CIBC Wealth Management business lines. Products and services are provided to customers in Canada, the U.S. and the Caribbean through a variety of channels.

     The following tables set out the reported and operating earnings, and operating revenue for CIBC Retail & Wealth by the business segments.

     While CIBC manages its commercial banking operations within CIBC World Markets, some financial institutions include commercial banking with their retail operations. The following tables also set out the effect of including CIBC’s commercial banking operations under CIBC Retail & Wealth.

     Earnings

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

CIBC Retail Markets	$403	$253	$224	$1,171	$917
CIBC Wealth Management	33	57	36	176	311

	436	310	260	1,347	1,228
Commercial banking	22	30	10	83	103

Reported earnings	458	340	270	1,430	1,331

Less:
Gain on sale of corporate assets	190	10	—	200	65
Restructuring charge	(36)	—	(42)	(36)	(42)
Merrill Lynch acquisition-related costs	(13)	(27)	—	(112)	—
Goodwill amortization	—	—	(5)	—	(14)

Operating earnings	$317	$357	$317	$1,378	$1,322

     Revenue

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31(1)	Oct. 31(1)	Oct. 31	Oct. 31

Operating revenue (TEB)
CIBC Retail Markets
Personal banking	$312	$302	$255	$1,126	$993
Small business banking	190	188	165	720	661
West Indies(1)	33 (1)	68 (1)	73	245 (1)	281
Cards	324	308	293 (2)	1,241	1,077	(2)
Lending products	137	124	162	582	634
Mortgages	191	134	139	623	479
Insurance	19	19	12	72	50
Other	(37)	20	73	67	163

	1,169	1,163	1,172	4,676	4,338

Operating revenue (TEB)
CIBC Wealth
Management
Imperial Service	169	176	156	667	627
Private client investments	305	336	225	1,320	977
Global private banking and trust	32	31	28	127	123	(1)
Wealth products	167	166	106	643	486
Other	(13)	(2)	29	36	81

	660	707	544	2,793	2,294

	1,829	1,870	1,716	7,469	6,632
Commercial banking	112	113	114	446	481

Operating revenue	$1,941	$1,983	$1,830	$7,915	$7,113

(1)	Operating revenue excludes gains on sales of corporate assets.

(2)	Operating revenue adds back goodwill amortization — equity accounted investments.

     CIBC Retail & Wealth — CIBC Retail Markets

     CIBC Retail Markets provides financial services and products to personal and small business customers in Canada. These services are offered through CIBC’s Canadian branch network and through electronic channels, such as telephone banking, internet banking and ABMs. The business line’s suite of products comprises personal and small business loans, card products, mortgages and insurance. The business line also manages the payments business (chequing, savings and current accounts) for which revenue and expenses are allocated to all the customer segments. It also has an approximate 44% equity investment in

FirstCaribbean International Bank™ (FCIB). FCIB was formed on October 11, 2002 as a result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC.

Ongoing Objectives	Q4 Performance

Achieve operating ROE of 23% — 28%.	Operating ROE of 46% for the quarter and 44% for the year.

Improve customer loyalty.	Internal customer loyalty survey for September 2002 showed the 12-month rolling average unchanged at 65%.

Become the leading bank for small business customers.	Small Business Thompson Lightstone customer loyalty index increased 4% during the year.

Bring two new cibc.com ventures to market annually.	No new ventures announced during the year.

     Earnings

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Total revenue (TEB)	$1,359	$1,176	$1,169	$4,879	$4,389
Provision for credit losses	68	106	73	418	396
Non-interest expenses	793	698	777	2,831	2,685

Income before taxes and non-controlling interests	498	372	319	1,630	1,308
Income taxes and non-controlling interests	95	119	95	459	391

Reported earnings	403	253	224	1,171	917

Less:
Gain on sales of corporate assets	190	10	—	200	43
Restructuring charge	(36)	—	(19)	(36)	(19)
Goodwill amortization	—	—	(5)	—	(14)

Operating earnings	$249	$243	$248	$1,007	$907

Reported efficiency ratio	58.3%	59.4%	66.5%	58.1%	61.2%

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported ROE	75.6%	45.9%	37.2%	51.4%	36.5%
Reported economic profit	$337	$186	$154	$906	$616

Operating efficiency ratio	62.8%	60.0%	63.4%	59.3%	61.0%
Operating ROE	45.9%	43.9%	41.1%	43.9%	36.0%
Operating economic profit	$183	$176	$178	$742	$606

     Operating earnings for the quarter, as set out in the table above, were $249 million, comparable with the fourth quarter of 2001. Operating earnings were up $6 million from the prior quarter due to revenue growth and a lower provision for credit losses, partially offset by higher expenses.

     Operating earnings for the year were $1,007 million, up $100 million from 2001 due to growth in operating revenue, partially offset by higher expenses.

     Reported earnings can be found in the table above.

     Revenue

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported revenue (TEB)
Personal banking	$312	$302	$255	$1,126	$993
Small business banking	190	188	165	720	661
West Indies	223	81	73	448	281
Cards	324	308	290	1,241	1,128
Lending products	137	124	162	582	634
Mortgages	191	134	139	623	479
Insurance	19	19	12	72	50
Other	(37)	20	73	67	163

	1,359	1,176	1,169	4,879	4,389

Less:
Gain on sales of corporate assets	190	13	—	203	58
Goodwill amortization
- equity accounted investments	—	—	(3)	—	(7)

Operating revenue (TEB)
Personal banking	312	302	255	1,126	993
Small business banking	190	188	165	720	661
West Indies	33	68	73	245	281
Cards	324	308	293	1,241	1,077
Lending products	137	124	162	582	634
Mortgages	191	134	139	623	479
Insurance	19	19	12	72	50
Other	(37)	20	73	67	163

	$1,169	$1,163	$1,172	$4,676	$4,338

     Operating revenue for the quarter was $1,169 million, down slightly from the fourth quarter of 2001. Volume growth was experienced in all credit products (cards, lending products and mortgages) and in customer deposits. Spreads improved in cards but declined elsewhere. Revenue also increased due to gains on sales of mortgages. These increases were more than offset by a reduction in lending products revenue due to higher internal commissions paid to the segments, including personal banking and small business banking, lower treasury revenue and lower West Indies revenue as a result of the change to equity accounting.

     Operating revenue was up $6 million from the prior quarter mainly due to volume growth and improved spreads on variable rate products, as well as gains on sales of mortgages and increases in fees. Partially offsetting these increases were lower treasury revenue and lower West Indies revenue as a result of the change to equity accounting.

     Operating revenue for the year was $4,676 million, up $338 million from 2001 for the same reasons that the operating revenue changed from the fourth quarter of 2001. In addition, the year over year revenue increase resulted from improved mortgage spreads, higher prepayment fees, higher hedging gains from managing prepayment risk and higher student loan servicing fees, partially offset by lower student loan volumes and the loss of ongoing revenue from the sale of the Merchant Card Services business.

     Reported revenue can be found in the table above.

     Provision for credit losses

     Provision for credit losses for the quarter was $68 million, down $5 million from the fourth quarter of 2001. Provision for credit losses was down $38 million from the prior quarter. The decrease related to cards, lending products and the West Indies.

     Provision for credit losses for the year was $418 million, up $22 million from 2001, as a result of higher volumes.

     Non-interest expenses

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported non-interest expenses	$793	$698	$777	$2,831	$2,685
Less:
Restructuring charge	58	—	32	58	32
Goodwill amortization	—	—	2	—	7

Operating non-interest expenses	$735	$698	$743	$2,773	$2,646

     Operating non-interest expenses for the quarter were $735 million, down $8 million from the fourth quarter of 2001. Operating non-interest expenses were up $37 million from the prior quarter due to higher incentive compensation and project costs.

     Operating non-interest expenses for the year were $2,773 million, up $127 million from 2001 due to higher compensation costs and spending on marketing and technology.

     Reported non-interest expenses can be found in the table above.

     The regular workforce headcount totalled 16,978 at the end of the quarter, down 1,550 from the fourth quarter of 2001 and down 1,421 from the prior quarter mainly due to the exclusion of the West Indies workforce.

     CIBC Retail & Wealth — CIBC Wealth Management

     CIBC Wealth Management is focused on providing relationship-based advisory sales, service and product solutions to the full spectrum of wealth building clients. The business delivers a wide selection of investment products and services — full-service brokerage in Canada and the U.S., discount brokerage, asset management, global private banking and trust, and a broad selection of investment and credit services through its branch-based sales force.

Ongoing Objectives	Q4 Performance

Achieve more than 50% operating ROE.	Operating ROE of 33% for the quarter and 54% for the year.

Increase mutual fund assets by 9% for the year.	Mutual fund assets increased 14% for the year, including acquired assets of CM Investment Management Inc. Excluding acquired assets, growth was negative 1%.

Increase total CIBC Wealth Management non-institutional assets under administration by 4% for the year.	Non-institutional assets under administration increased by 24% for the year, including acquired assets of Merrill Lynch Canada Inc. and CM Investment Management Inc. Excluding acquired assets, growth was negative 4%.

     Earnings

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Total revenue (TEB)	$660	$707	$544	$2,793	$2,316
Non-interest expenses	615	626	507	2,551	1,920

Income before taxes	45	81	37	242	396
Income taxes	12	24	1	66	85

Reported earnings	33	57	36	176	311

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Less:
Gain on sale of corporate assets	$—	$—	$—	$—	$22
Restructuring charge	3	—	(20)	3	(20)
Merrill Lynch acquisition-related costs	(13)	(27)	—	(112)	—

Operating earnings	$43	$84	$56	$285	$309

Reported efficiency ratio	93.2%	88.6%	93.4%	91.3%	82.9%
Reported ROE	25.7%	42.6%	31.5%	32.6%	72.0%
Reported economic profit	$18	$41	$22	$115	$258

Operating efficiency ratio	91.0%	82.4%	87.3%	85.0%	82.3%
Operating ROE	33.4%	63.7%	49.6%	53.7%	71.4%
Operating economic profit	$28	$68	$41	$224	$255

     Operating earnings for the quarter, as set out in the table above, were $43 million, down $13 million from the fourth quarter of 2001. This was primarily due to continued weakness in equity markets, resulting in lower retail trading volumes, as well as lower treasury earnings. However, this impact was partially offset by increased earnings from Imperial Service commission revenue due to increased loan and investment product volumes, improved net interest income on GICs, as well as operating earnings from the acquisitions of CM Investment Management Inc. and the remaining shares of TAL Global Asset Management Inc.

     Operating earnings were down $41 million from the prior quarter primarily due to lower retail trading volumes from the brokerage businesses, lower asset values and treasury revenue as weak equity market conditions continued to affect overall revenue.

     Operating earnings for the year were $285 million, down $24 million from 2001 primarily due to lower retail trading volumes, lower GIC revenue as a result of narrower spreads and lower volumes, as well as lower treasury earnings. This was partially offset by increased Imperial Service commission revenue due to increased loan, mortgage and investment product volumes, higher average asset values generating fee-based revenue and earnings from the acquisitions noted above.

     Reported earnings can be found in the table above.

     Revenue

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported revenue (TEB)
Imperial Service	$169	$176	$156	$667	$627
Private client investment	305	336	225	1,320	977
Global private banking and trust	32	31	28	127	145
Wealth products	167	166	106	643	486
Other	(13)	(2)	29	36	81

	660	707	544	2,793	2,316

Less:
Gain on sale of corporate assets	—	—	—	—	22

Operating revenue (TEB)
Imperial Service	169	176	156	667	627
Private client investment	305	336	225	1,320	977
Global private banking and trust	32	31	28	127	123
Wealth products	167	166	106	643	486
Other	(13)	(2)	29	36	81

	$660	$707	$544	$2,793	$2,294

     Operating revenue for the quarter was $660 million, up $116 million from the fourth quarter of 2001. This was primarily due to an overall increase in the revenue base for private client investment and wealth products resulting from the acquisitions of:

–	The remaining shares in TAL Global Asset Management Inc. in October 2001;

–	The retail brokerage business of Merrill Lynch Canada Inc. in December 2001; and

–	CM Investment Management Inc. in January 2002.

     These increases were partially offset by a reduction in treasury revenue.

     Operating revenue was down $47 million from the prior quarter due to lower retail trading volumes from the brokerage businesses, lower asset values and treasury revenue as weak equity market conditions continued to affect overall revenue. This was partially offset by increased GIC revenue resulting from improved spreads.

     Operating revenue for the year was $2,793 million, up $499 million from 2001 primarily due to the acquisitions noted above and higher Imperial Service revenue, partially offset by lower GIC revenue and retail trading revenue.

     Reported revenue can be found in the table above.

     Non-interest expenses

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported non-interest expenses	$615	$626	$507	$2,551	$1,920
Less:
Restructuring charge	(6)	—	33	(6)	33
Merrill Lynch acquisition-related costs	21	44	—	183	—

Operating non-interest expenses	$600	$582	$474	$2,374	$1,887

     Operating non-interest expenses for the quarter were $600 million, up $126 million from the fourth quarter of 2001. Excluding the ongoing expenses of the acquired businesses, operating non-interest expenses were consistent with the fourth quarter of 2001. Operating non-interest expenses were up $18 million from the prior quarter primarily due to increased technology and operations expenses partially offset by lower revenue-related compensation expenses.

     Operating non-interest expenses for the year were $2,374 million, up $487 million from 2001. Excluding the ongoing expenses of the acquired businesses, operating non-interest expenses were down $40 million. This was primarily due to cost-containment activities, including savings on staff-related costs as a result of the cost-reduction program announced in the fourth quarter of 2001 and revenue-related compensation.

     Reported non-interest expenses can be found in the table above.

     The regular workforce headcount totalled 9,062 at the end of the quarter, up 2,032 from the fourth quarter of 2001 due to the acquisitions noted above, partially offset by the cost-reduction program announced in the fourth quarter of 2001. The regular workforce headcount was down 235 from the prior quarter primarily resulting from the integration synergies from the acquired businesses and the cost-reduction program noted above.

     CIBC World Markets

     CIBC World Markets is a full-service investment bank, active throughout North America, with niche capabilities in the U.K. and Asia.

Ongoing Objectives	Q4 Performance

Generate $1 billion in annual net operating income after-tax.	Operating loss of $282 million for the quarter and $160 million for the year.

Achieve a 15% — 20% operating ROE.	Operating ROE of negative 31% for the quarter and negative 6% for the year.

Generate $600 million — $800 million in annual merchant banking revenue.	Revenue of $(209) million in the quarter and $198 million for the year.

     Earnings

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Total revenue (TEB)	$303	$553	$825	$3,013	$4,066
Provision for credit losses	207	179	327	1,062	694
Non-interest expenses	672	487	705	2,518	2,730

(Loss) income before taxes and non- controlling interests	(576)	(113)	(207)	(567)	642
Income taxes and non-controlling interests	(310)	(37)	(320)	(423)	(166)

Reported (loss) earnings	(266)	(76)	113	(144)	808

Less:
Restructuring charge	(36)	—	(37)	(36)	(37)
Adjustment to future income tax assets	52	—	—	52	—
Bulk sale of U.S corporate loans	—	—	(94)	—	(94)
Restructured ownership of certain U.S.-based loans and leases	—	—	138	—	138
Specific provision for credit losses associated with the bulk loan sale	—	—	(28)	—	(28)
Goodwill amortization	—	—	(4)	—	(14)

Operating (loss) earnings	$(282)	$(76)	$138	$(160)	$843

Reported efficiency ratio	221.4%	88.1%	85.4%	83.6%	67.1%
Reported ROE	(29.4)%	(10.0)%	10.9%	(5.5)%	18.8%
Reported economic (loss) profit	$(387)	$(192)	$1	$(598)	$309

Operating efficiency ratio	202.1%	88.1%	63.7%	81.6%	62.5%
Operating ROE	(31.0)%	(10.0)%	13.6%	(5.9)%	19.7%
Operating economic (loss) profit	$(403)	$(192)	$26	$(614)	$343

     Operating loss for the quarter, as set out in the table above, was $282 million, a decrease in operating earnings of $420 million from the fourth quarter of 2001 primarily due to significantly lower revenue, partially offset by a lower provision for credit losses and non-interest expenses. Operating loss increased $206 million from the prior quarter as a result of significantly lower revenue from investment banking and credit products, and merchant banking, along with higher loan losses and non-interest expenses.

     Operating loss for the year was $160 million, down from operating earnings of $843 million in 2001 due to significantly lower revenue and a higher provision for credit losses, partially offset by lower non-interest expenses and increased income tax recoveries.

     Reported earnings can be found in the table above.

     Revenue

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported revenue (TEB)
Capital markets	$264	$279	$320	$1,288	$1,534
Investment banking and credit products	150	278	167	1,115	1,474
Merchant banking	(209)	(116)	180	198	569
Commercial banking	112	113	114	446	481
Other	(14)	(1)	44	(34)	8

	303	553	825	3,013	4,066

Less:
Bulk sale of U.S corporate loans	—	—	(162)	—	(162)
Operating revenue (TEB)
Capital markets	264	279	320	1,288	1,534
Investment banking and credit products	150	278	329	1,115	1,636
Merchant banking	(209)	(116)	180	198	569
Commercial banking	112	113	114	446	481
Other	(14)	(1)	44	(34)	8

	$303	$553	$987	$3,013	$4,228

     Operating revenue for the quarter was $303 million, down $684 million from the fourth quarter of 2001. Lower trading and origination activities reflected the impact of difficult financial markets in the U.S. associated with weak economic conditions. Current quarter results also include the impact of net merchant banking write-downs, and write-downs to CIBC’s collateralized debt obligation and high-yield portfolios (both reported within investment banking and credit products). Operating revenue was down $250 million from the prior quarter primarily due to the reasons noted above.

     Operating revenue for the year was $3,013 million, down $1,215 million from 2001 due to the reasons noted above.

     Reported revenue can be found in the table above.

     Provision for credit losses

     Provision for credit losses for the quarter was $207 million, down $72 million from the fourth quarter of 2001, after excluding the provision associated with the bulk loan sale in the prior year. The prior period included higher specific provisions relating to the weakening credit markets that continued throughout 2002. The provision for credit losses was up $28 million from the prior quarter.

     Provision for credit losses for the year was $1,062 million, up $416 million from 2001, after excluding the provision related to the above noted sale, due to a combination of deteriorating market conditions and specific provisions relating to Enron Corporation, Global Crossing Ltd. and Teleglobe Inc.

     Non-interest expenses

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported non-interest expenses	$672	$487	$705	$2,518	$2,730
Less:
Restructuring charge	59	—	63	59	63
Restructured ownership of certain U.S.-based loans and leases	—	—	8	—	8
Goodwill amortization	—	—	4	—	14

Operating non- interest expenses	$613	$487	$630	$2,459	$2,645

     Operating non-interest expenses for the quarter were $613 million, down $17 million from the fourth quarter of 2001 mainly due to significantly lower variable compensation associated with lower revenue. This was partially offset by the impact of consolidation of Juniper Financial Corporation and expenditures associated with the rising costs of litigation in the U.S. Operating non-interest expenses were up $126 million from the prior quarter due to the U.S. litigation costs noted above, and the year-to-date downward adjustment in the prior quarter to reduce variable compensation based on weaker market conditions.

     Operating non-interest expenses for the year were $2,459 million, down $186 million from 2001 due to lower variable compensation associated with lower revenue and savings from the cost-reduction program initiated in 2001. These reductions were partially offset by the impact of consolidation of Juniper Financial Corporation, expenditures associated with the rising costs of litigation in the U.S., and higher severance costs. Reported non-interest expenses can be found in the table above.

     The regular workforce headcount totalled 3,131 at the end of the quarter, up 135 from the fourth quarter of 2001. Excluding the impact of consolidation of Juniper Financial Corporation, regular workforce headcount was down 203 from the fourth quarter of 2001 as a result of the cost-reduction program initiated at the end of 2001 and additional 2002 programs to reduce staff levels. The regular workforce headcount was down slightly from the prior quarter.

     Amicus

     Amicus comprises the co-branded retail electronic banking businesses, including President’s Choice Financial (Loblaw Companies Limited), Marketplace Bank (Winn-Dixie Stores, Inc.), Safeway SELECT Bank (Safeway Inc.) and the non-branch ABM business. As previously announced, CIBC decided to close its U.S. electronic banking operations and focus on further developing its electronic banking operations in Canada.

Ongoing Objectives	Q4 Performance

Add at least one million new Amicus customers in the two-year period ending October 31, 2002.	73,000 customers were added in the quarter, bringing the total added since October 31, 2000 to 788,000 customers.

     Earnings

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Total revenue (TEB)	$71	$62	$39	$230	$148
Provision for credit losses	5	5	3	20	10
Non-interest expenses	516	147	183	951	578

Loss before taxes	(450)	(90)	(147)	(741)	(440)
Income taxes	(167)	(36)	(53)	(273)	(166)

Reported loss	(283)	(54)	(94)	(468)	(274)

Less:
Restructuring charge	(232)	—	(26)	(232)	(26)
Goodwill amortization	—	—	—	—	(3)

Adjusted loss	$(51)	$(54)	$(68)	$(236)	$(245)

     Adjusted loss for the quarter, as set out in the table above, was $51 million, down $17 million from the fourth quarter of 2001 and down $3 million from the prior quarter, with revenue growth that more than offset increases in non-interest expenses. Adjusted loss for the year was $236 million, down $9 million from 2001 due to revenue growth that more than offset increases in non-interest expenses and the provision for credit losses.

     Reported loss can be found in the table above.

     Revenue for the quarter was $71 million, up $32 million from the fourth quarter of 2001 and up $9 million from the prior quarter due to volume growth and spread improvements. Revenue for the year was $230 million, up $82 million from 2001 due to increasing volumes and spreads, primarily in Canada.

     Provision for credit losses was $5 million for the quarter, up $2 million from the fourth quarter of 2001 and unchanged from the prior quarter. Provision for credit losses for the year was $20 million, up $10 million from 2001 due to volume growth.

     Adjusted non-interest expenses for the quarter, as set out in the table below, were up slightly from the fourth quarter of 2001 and the prior quarter. Reported non-interest expenses were up $333 million from the fourth quarter of 2001 and up $369 million from the prior quarter as a result of a restructuring charge of $366 million to close the U.S. electronic banking operations. Adjusted non-interest expenses for the year were higher than in 2001 to support business growth, partially offset by cost-reduction initiatives in Canada and the U.S.

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Reported non-interest expenses	$516	$147	$183	$951	$578
Less:
Restructuring charge	366	—	40	366	40
Goodwill amortization	—	—	—	—	3

Adjusted non-interest expenses	$150	$147	$143	$585	$535

     The regular workforce headcount totalled 2,349 at the end of the quarter, down 371 from the fourth quarter of 2001 due to cost-reduction initiatives. The regular workforce headcount was down 169 from the prior quarter for the same reason.

     Corporate and Other

     Corporate and Other comprises the four functional groups — Treasury, Balance Sheet and Risk Management; Administration; Technology & Operations and Corporate Development — as well as CIBC Mellon’s custody business and other revenue and expense items not directly attributable to the business lines. Activities of the functional groups on behalf of CIBC as a whole are included in Corporate and Other.

     Earnings

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31(1)	Oct. 31(1)	Oct. 31	Oct. 31(1)

Reported earnings (loss)	$13	$13	$(37)	$(82)	$(76)
Less:
Restructuring charge	(22)	—	(21)	(22)	(21)
Adjustment to future income tax assets	—	—	—	—	(66)
Events of September 11, 2001	(7)	(12)	(4)	(19)	(4)
Goodwill amortization — equity accounted investments	—	—	(3)	—	(15)

Operating earnings (loss)	$42	$25	$(9)	$(41)	$30

(1)	Comparative figures have been restated to conform with the presentation used in the fourth quarter of 2002.

     Operating earnings for the quarter were $42 million, up $51 million from the fourth quarter of 2001 mainly due to interest income on a tax reassessment and net positive impact related to the early adoption of accounting for stock-based compensation.

     Operating earnings were up $17 million from the prior quarter mainly due to the interest income on the tax reassessment noted above.

     Operating loss for the year was $41 million, compared with operating earnings of $30 million for 2001, primarily due to lower treasury revenue and write-down of a preferred share investment in the first quarter of 2002, offset by the interest income on the tax reassessment. For the year, the net impact of the early adoption of accounting for stock-based compensation was minimal.

     Management of risk and balance sheet

     CIBC’s approach to management of risk and balance sheet (including capital) has not changed significantly from that described on pages 46 to 58 of the 2001 Annual Report. During the quarter, Treasury, Balance Sheet and Risk Management (TBRM) continued the implementation and execution of its plan to integrate into a single functional group. The new structure is designed to enhance service throughout CIBC, while maintaining an independent and disciplined approach to the measurement, monitoring and control of CIBC’s risk and balance sheet resources. During the quarter, TBRM continued its formal reporting to CIBC’s Risk Management and Audit committees of the board, and the Capital & Risk and Operations & Administration committees.

     Management of credit risk

     Gross impaired loans were $2.28 billion at the end of the quarter, up from $1.70 billion as at October 31, 2001 and down by $0.01 billion from the prior quarter. The largest increase in gross impaired loans was within the telecommunications, media and technology industry sector, followed by resource-based industries and utilities, primarily in the U.S. and Europe.

     Gross impaired loans increased $510 million in the U.S., decreased $93 million in Canada and increased $156 million in other geographical regions for the year.

     Provision for credit losses for the quarter was $280 million, down from $403 million in the fourth quarter of 2001 and down from $290 million in the prior quarter. For the year, provision for credit losses of $1,500 million was up from $1,100 million in 2001. Losses from credit card loans, resource-based industries, utilities, and telecommunications, media and technology industry sectors accounted for 78% of the quarter’s losses and 83% of the losses for the year.

     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $2.29 billion as at the end of the quarter, down $264 million from the end of the prior quarter and down $6 million from October 31, 2001. The decrease in the total allowance is attributable to changes in the specific allowance.

     Allowance for credit losses continued to exceed gross impaired loans by $13 million at year-end, compared with $592 million as at October 31, 2001.

     Management of market risk

     The table below shows the year-end and average RMU (value-at-risk) in aggregate and by risk-type for CIBC’s combined trading activities for the quarter, and average RMU for 2002, and for 2001. Total risk rose during the quarter as volatile market conditions were reflected in risk parameters. However, the average level of total risk remained below that of the prior year.

     CIBC employs a daily backtesting process that compares daily trading revenue with RMU. Daily trading revenue was positive for 67% of the days in the quarter, and trading losses did not exceed RMU for any day during the quarter.

     RMU BY RISK TYPE — TRADING PORTFOLIO

	2002	2002	2002	2001
Unaudited, $ millions	Q4 End	Q4 Average	Average	Average

Interest rate risk	7.32	5.37	8.47	7.05
Credit spread risk	5.65	6.40	5.79	8.50
Equity risk	9.29	8.81	8.34	9.81
Foreign exchange risk	0.53	0.50	0.76	0.81
Commodity risk	2.56	1.44	1.02	1.16
Diversification effect	(10.00)	(8.60)	(11.46)	(13.13)

Total risk	15.35	13.92	12.92	14.20

     Management of liquidity risk

     Liquidity risk is actively managed with emphasis on exposure identification, containment and mitigation. CIBC mitigates liquidity risk exposure through the maintenance of segregated term funded pools of higher quality liquid assets. These liquid assets may be sold or pledged as secured borrowings to provide a ready source of cash. Balance sheet liquid assets as at October 31, 2002 included cash of $0.8 billion, securities of $65.3 billion and deposits with banks of $8.7 billion. CIBC also had $16.0 billion of securities borrowed or purchased under resale agreements as at October 31, 2002. In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged asset requirements as at October 31, 2002 totalled $26.8 billion.

     A broad base of retail and wholesale funding sources are used to meet consolidated liquidity needs. CIBC’s ability to generate core deposits provides a stable and secure source of funding. At October 31, 2002, Canadian dollar deposits from individuals totalled $68.0 billion.

     CIBC’s access to wholesale funding sources and the cost of that funding is linked to its credit rating. During 2002, CIBC’s credit rating was placed under review by both Moody’s Investors Service and Standard & Poor’s credit rating agencies. Moody’s review reaffirmed both the short- and long-term credit ratings as P-1 and Aa3 respectively. In September 2002, Standard & Poor’s downgraded the long-term credit rating by one notch from “AA minus” to “A plus,” revising the outlook to “stable” from “negative.” It also lowered the short-term rating from A-1+ to A-1. As a result of this rating change, the cost of wholesale funding along with collateral requirements for derivative transactions has increased marginally.

     Management of operational risk

     In December 2001, the Risk Management Group of the Basel Committee on Banking Supervision issued a paper on Sound Practices for the Management and Supervision of Operational Risk. TBRM continues to identify, measure, monitor and control operational risk in line with emerging industry practices.

     Management of balance sheet

     CIBC continued to reallocate balance sheet resources (including capital) to businesses with strong earnings, high strategic importance and long-term growth potential. Residential mortgages continued to exhibit strong growth, resulting in an increase of its balance sheet usage by 13% from October 31, 2001. Similarly, continued strength in credit cards and personal lending increased the retail lending component of the balance sheet by over 8% during the year.

     CIBC continued to liberate resources from lower return businesses. Resources allocated to the non-core wholesale loan portfolio have been reduced by approximately 34% since October 31, 2001 through a combination of loan sales, credit derivatives and maturities.

     Overall, CIBC’s balance sheet decreased by $14.2 billion, to $273.3 billion, from October 31, 2001. Decreases were largely driven by reductions in business and government loans ($4.7 billion), securities borrowed or purchased under a resale agreement ($8.1 billion), trading securities ($7.2 billion), investment securities ($2.3 billion), customers’ liability under acceptances ($1.3 billion), and interest bearing deposits with banks ($1.6 billion). These decreases were partially offset by increases in retail assets, such as residential mortgages ($7.9 billion), and personal and credit card loans ($2.4 billion). Large reductions in balances from July 31, 2002 were partially as a result of the combination of the Caribbean retail, corporate and international banking operations of CIBC and Barclays Bank PLC, now reflected as an equity investment, and also as a result of continuing efforts to manage the balance sheet to appropriate levels.

     The net unrealized excess of market value over book value of CIBC’s investment portfolio totalled $671 million. The unrealized gains in corporate equity related mainly to investments held in the merchant banking portfolio.

     Management of regulatory capital and capital ratios

     As at October 31, 2002, CIBC’s Tier 1 and total regulatory capital were $11.0 billion and $14.3 billion, respectively, compared with $11.7 billion and

$15.6 billion at October 31, 2001. The Tier 1 and the total regulatory capital ratios stood at 8.7% and 11.3%, respectively, compared with 9.0% and 12.0% at October 31, 2001.

     In April 2002, CIBC issued $400 million of non-cumulative Class A Preferred Shares Series 25. A portion of the proceeds of these preferred shares, while structurally qualifying as Tier 1 capital, continues to be temporarily reported as Tier 2 capital because CIBC’s total Tier 1 qualifying preferred shares exceed the limit of 25% of net Tier 1 capital prescribed by the regulator.

     On January 9, 2002, CIBC began a normal course issuer bid to purchase up to 18 million common shares. The bid ends January 8, 2003. During the quarter, no common shares were repurchased. During the year, 5,686,000 common shares were repurchased for an aggregate consideration of $313 million.

     SUMMARY FINANCIAL INFORMATION

     SUMMARY REPORTED CONSOLIDATED INCOME STATEMENT INFORMATION(1)

	For the three months ended			For the years ended

	2002	2002	2001	2002	2001
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Oct. 31

Net interest income	$1,426	$1,325	$1,313	$5,510	$4,549
Provision for credit losses	280	290	403	1,500	1,100

	1,146	1,035	910	4,010	3,449
Non-interest income	1,065	1,209	1,328	5,531	6,613

	2,211	2,244	2,238	9,541	10,062
Non-interest expenses	2,673	1,982	2,283	9,129	8,226

(Loss) income before income taxes and non-controlling interests	(462)	262	(45)	412	1,836
Income taxes	(378)	54	(307)	(279)	92

	(84)	208	262	691	1,744
Non-controlling interests in net income of subsidiaries	16	15	20	38	58

Net (loss) income	$(100)	$193	$242	$653	$1,686

Net (loss) income per common share(2) (in dollars)
- Basic	$(0.40)	$0.41	$0.57	$1.37	$4.19
- Diluted	$(0.40)	$0.41	$0.56	$1.35	$4.13
Dividends per common share (in dollars)	$0.41	$0.41	$0.37	$1.60	$1.44

(1)	In the third quarter of 2002, CIBC early adopted, effective

November 1, 2001, the requirements of the CICA handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” Certain comparative figures have been restated. The effect of this change on reported earnings for 2002 is provided below:

	For the three		For the
	months ended		year ended

	2002	2002	2002
Unaudited, $ millions	Oct. 31	Jul. 31	Oct. 31

Increase (decrease) in reported earnings for change in accounting policy
Stock appreciation rights	$10	$30	$25
Stock options	(5)	(6)	(26)

	$5	$24	$(1)

Impact on EPS
Basic	$0.02	$0.07	$—
Diluted	$0.02	$0.07	$—

Opening retained earnings at November 1, 2001 were charged $42 million after-tax to recognize the cumulative amount relating to all vested SARs outstanding at the beginning of the fiscal year of adoption.

(2)	On November 1, 2001, CIBC retroactively adopted the requirements of the CICA handbook section 3500 in respect of earnings per share. Prior period information has been restated.

SUMMARY CONSOLIDATED BALANCE SHEET INFORMATION

	2002	2002	2001
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Oct. 31

ASSETS
Cash resources	$9,512	$12,845	$11,350
Securities	65,292	84,782	74,794
Loans	153,089	161,785	155,640
Other	45,400	45,248	45,690

	$273,293	$304,660	$287,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$196,630	$214,570	$194,352
Other	60,703	73,639	77,223
Subordinated indebtedness	3,627	3,863	3,999
Shareholders’ equity	12,333	12,588	11,900

	$273,293	$304,660	$287,474

FOURTH QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended

	2002	2002	2001	2002
Unaudited	Oct. 31	Jul. 31(1)	Oct. 31	Oct. 31

COMMON SHARE INFORMATION				(US$)(3)
Per share
- basic (loss) earnings
- reported	$(0.40)	$0.41	$0.57	$(0.25)
- operating	$0.02	$0.64	$1.09	$0.01
- diluted (loss) earnings
- reported	$(0.40)	$0.41	$0.56	$(0.25)
- operating	$0.02	$0.64	$1.08	$0.01
- dividends	$0.41	$0.41	$0.37	$0.26
- book value	$25.75	$26.44	$26.44	$16.53
Share price
- high	$44.57	$54.50	$57.00	$28.62
- low	$34.26	$38.75	$47.20	$22.00
- closing	$38.75	$45.10	$48.82	$24.88
Shares outstanding (thousands)
- average basic	359,057	358,961	365,955	359,057
- average diluted(2)	360,210	361,374	371,472	360,210
- end of period	359,064	359,049	363,188	359,064
Market capitalization ($ millions)	$13,914	$16,193	$17,731	$8,934

VALUE MEASURES
Price to earnings multiple (12 month trailing)
- reported	28.9	19.5	11.7	28.9
- operating	15.2	12.5	9.3	15.2
Dividend yield (based on closing share price)	4.2%	3.6%	3.0%	4.2%
Dividend payout ratio
- reported	greater than 100%	99.1%	64.5%	greater than 100%
- operating	greater than 100%	63.9%	33.8%	greater than 100%
Market value to book value ratio	1.50	1.71	1.85	1.50

INCOME STATEMENT INFORMATION ($ millions)
Total revenue on a taxable equivalent basis (TEB)(4)
- reported	$2,522	$2,562	$2,699	$1,604
- operating	$2,261	$2,487	$2,828	$1,438
Provision for credit losses
- specific	$280	$290	$403	$178
- general	—	—	—	—

- total	$280	$290	$403	$178

	As at or for the three months ended

	2002	2002	2001	2002
Unaudited	Oct. 31	Jul. 31(1)	Oct. 31	Oct. 31

Non-interest expenses
- reported	$2,673	$1,982	$2,283	$1,701
- operating	$1,976	$1,771	$1,912	$1,257
(Loss) earnings
- reported	$(100)	$193	$242	$(64)
- operating	$52	$276	$433	$33

FINANCIAL MEASURES
Efficiency ratio
- reported	106.0%	77.4%	84.6%	106.0%
- operating	87.4%	71.2%	67.6%	87.4%
Return on equity
- reported	(6.0)%	6.2%	8.5%	(6.0)%
- operating	0.3%	9.6%	16.3%	0.3%
Ratio of retail/wholesale operating earnings(5)(6)	n/m	144%/(44)%	71%/29%	n/m
Net interest margin (TEB)(4)	1.94%	1.82%	1.93%	1.94%
Net interest margin on average interest earning assets (TEB)(4)	2.28%	2.11%	2.25%	2.28%
Return on average assets	(0.13)%	0.26%	0.34%	(0.13)%
Return on average interest earning assets	(0.16)%	0.30%	0.40%	(0.16)%
Regular workforce headcount	42,552	44,543	42,315	42,552

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash resources and securities	$74,804	$97,627	$86,144	$48,032
Loans and acceptances	$159,937	$168,524	$163,740	$102,696
Total assets	$273,293	$304,660	$287,474	$175,481
Deposits	$196,630	$214,570	$194,352	$126,256
Common shareholders’ equity	$9,245	$9,491	$9,601	$5,936
Average assets	$298,174	$294,975	$281,333	$189,698
Average interest earning assets	$253,132	$254,306	$241,379	$161,043
Average common shareholders’ equity	$9,487	$9,525	$9,765	$6,036
Assets under administration	$729,400	$750,900	$657,400	$468,348

BALANCE SHEET QUALITY MEASURES
Common equity to risk-weighted assets	7.3%	7.2%	7.4%	7.3%
Risk-weighted assets ($ billions)	$126.5	$131.9	$129.9	$81.2
Tier 1 capital ratio	8.7%	8.8%	9.0%	8.7%
Total capital ratio	11.3%	11.9%	12.0%	11.3%
Net impaired loans after general allowance ($ millions)	$(13)	$(260)	$(592)	$(8)
Net impaired loans to net loans and acceptances	(0.01)%	(0.15)%	(0.36)%	(0.01)%

	As at or for the years ended

	2002	2001	2002
Unaudited	Oct. 31	Oct. 31	Oct. 31

COMMON SHARE INFORMATION			(US$)(3)
Per share
- basic (loss) earnings
- reported	$1.37	$4.19	$0.87
- operating	$2.58	$5.27	$1.64
- diluted (loss) earnings
- reported	$1.35	$4.13	$0.86
- operating	$2.56	$5.19	$1.63
- dividends	$1.60	$1.44	$1.02
- book value	$25.75	$26.44	$16.53
Share price
- high	$57.70	$57.00	$37.05
- low	$34.26	$43.20	$22.00
- closing	$38.75	$48.82	$24.88
Shares outstanding (thousands)
- average basic	360,553	372,305	360,553
- average diluted(2)	363,227	377,807	363,227
- end of period	359,064	363,188	359,064
Market capitalization ($ millions)	$13,914	$17,731	$8,934

VALUE MEASURES
Price to earnings multiple (12 month trailing)
- reported	28.9	11.7	28.9
- operating	15.2	9.3	15.2
Dividend yield (based on closing share price)	4.1%	2.9%	4.1%
Dividend payout ratio
- reported	greater than 100%	34.2%	greater than 100%
- operating	62.0%	27.2%	62.0%
Market value to book value ratio	1.50	1.85	1.50

INCOME STATEMENT INFORMATION ($ millions)
Total revenue on a taxable equivalent basis (TEB)(4)
- reported	$11,152	$11,306	$7,096
- operating	$10,719	$11,262	$6,820
Provision for credit losses
- specific	$1,500	$1,100	$954
- general	—	—	—

- total	$1,500	$1,100	$954

Non-interest expenses
- reported	$9,129	$8,226	$5,809
- operating	$7,815	$7,445	$4,973
(Loss) earnings
- reported	$653	$1,686	$416
- operating	$1,091	$2,089	$694

FINANCIAL MEASURES
Efficiency ratio
- reported	81.9%	72.8%	81.9%
- operating	72.9%	66.1%	72.9%
Return on equity
- reported	5.1%	16.1%	5.1%

	As at or for the years ended

	2002	2001	2002
Unaudited	Oct. 31	Oct. 31	Oct. 31

- operating	9.7%	20.2%	9.7%
Ratio of retail/wholesale operating earnings(5)(6)	122%/(22)%	64%/36%	122%/(22)%
Net interest margin (TEB)(4)	1.92%	1.68%	1.92%
Net interest margin on average interest earning assets (TEB)(4)	2.24%	1.97%	2.24%
Return on average assets	0.22%	0.60%	0.22%
Return on average interest earning assets	0.26%	0.71%	0.26%
Regular workforce headcount	42,552	42,315	42,552

BALANCE SHEET AND OFF-BALANCE SHEET INFORMATION ($ millions)
Cash resources and securities	$74,804	$86,144	$48,032
Loans and acceptances	$159,937	$163,740	$102,696
Total assets	$273,293	$287,474	$175,481
Deposits	$196,630	$194,352	$126,256
Common shareholders’ equity	$9,245	$9,601	$5,936
Average assets	$292,510	$278,798	$186,124
Average interest earning assets	$250,427	$238,655	$159,347
Average common shareholders’ equity	$9,566	$9,739	$6,087
Assets under administration	$729,400	$657,400	$468,348

BALANCE SHEET QUALITY MEASURES
Common equity to risk-weighted assets	7.3%	7.4%	7.3%
Risk-weighted assets ($ billions)	$126.5	$129.9	$81.2
Tier 1 capital ratio	8.7%	9.0%	8.7%
Total capital ratio	11.3%	12.0%	11.3%
Net impaired loans after general allowance ($ millions)	$(13)	$(592)	$(8)
Net impaired loans to net loans and acceptances	(0.01)%	(0.36)%	(0.01)%

(1)	CICA handbook section 3870 was adopted in the third quarter of 2002.

(2)	Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2002.

(3)	Represents the translation of Canadian GAAP financial information into US$ using the quarter end rate of $0.6421 for balance sheet figures and the average rate of $0.6362 for the quarter and $0.6363 for year-to-date operating results.

(4)	Taxable equivalent basis (TEB). Net interest income includes tax-exempt income on certain securities. Since this income is not taxable to CIBC, the rate of interest or dividend received by CIBC is lower than would apply to a loan of the same amount. As the impact of tax-exempt income varies from year to year, such income has been adjusted to a taxable equivalent basis to permit uniform measurement and comparison of net interest income. An equal and offsetting adjustment is made to increase the provision for income taxes.

(5)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking.

(6)	n/m — Not meaningful

     TO REACH US:

     Corporate Secretary: Shareholders may call (416) 980-3096, fax (416) 980-7012, or e-mail: paul.fisher@cibc.com.

     Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call (416) 980-8306, fax (416) 980-5028, or e-mail: alison.rampersad@cibc.com.

     Corporate Communications: Financial, business and trade media may call (416) 980-4523, fax (416) 363-5347, or
e-mail: emily.pang@cibc.com

     CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.

     Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at the Investor Relations area of the CIBC website at www.cibc.com

     Earnings Conference Call: CIBC’s fourth quarter results conference call with analysts and investors will take place on Wednesday, November 27, 2002 at 2:00 p.m.(EST). The call may be accessed by dialing (416) 641-6681 in Toronto, or toll-free 1-888-740-8196 throughout the rest of North America.

     A telephone replay of the conference call will be available from approximately 4:30 p.m. (EST) on November 27, 2002 until midnight December 11, 2002. To access the replay, call 1-800-558-5253, reservation No. 21022938.

     Webcast: A live webcast of CIBC’s fourth quarter results conference call will take place on Wednesday, November 27, 2002 at 2:00 p.m. (EST). To access the webcast, visit the Investor Relations area of CIBC’s website at www.cibc.com An archived version of the webcast will also be available following the call on www.cibc.com

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.ca.

SHAREHOLDERS INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.

PRICE OF COMMON SHARES
PURCHASED UNDER THE
SHAREHOLDER INVESTMENT PLAN

		Dividend
		reinvestment
	Share	& stock
Dates	purchase	dividend
purchased	option	options

Aug. 1/02	$44.25
Sept. 3/02	$42.70
Sept. 3/02	$42.84
Oct. 1/02	$39.85
Oct. 28/02		$42.27

For a copy of the offering circular, contact the Corporate Secretary at (416) 980-3096, or fax (416) 980-7012.

%SEDAR: 00002543EB	%CIK: 0001145443

-0-	11/27/2002

     /For further information: Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at (416) 980-3341. Media inquiries should be directed to Robert E. Waite, Senior Vice-President of Corporate Communications and Public Affairs, at (416) 956-3330, or to Emily Pang, Senior Director of Investor and Financial Communications, at (416) 980-3512.

     Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press. To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports(at)cnw./ (CM.)

CO:	CIBC — Investor Relations; CIBC; Canadian Imperial Bank of Commerce

ST:	Ontario

IN:	FIN ADV

SU:	ERN

CNW 11:13e 27-NOV-02